Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210
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January 6, 2021

Vanessa Robertson

Laura Crotty

Kevin Vaughn

Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullinan Management, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 4, 2021

File No. 333-251512

Dear Ms. Crotty:

On behalf of our client, Cullinan Management, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2 Registration Statement”) contained in the Staff’s letter dated January 5, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 2 Registration Statement and is filing a revised Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3 Registration Statement”) together with this response letter. The Amendment No. 3 Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amendment No. 3 Registration Statement and four marked copies of the Amendment No. 3 Registration Statement showing the changes to the Amendment No. 2 Registration Statement filed on January 4, 2021.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S Amendment No. 3 Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 3 Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Notes to Condensed Consolidated Financial Statements

(13) Subsequent Events, page F-51

1.

You disclose on page F-32 that the board of directors determined that the fair market value of a common stock unit would be $0.61. Please update your disclosure to clarify that the retrospective valuation as of October 30, 2020 increased the fair value of a common unit to $1.16, as well as the extent to which such amounts are pre-split versus post-split. Revise this note or elsewhere in your document as appropriate to quantify the amount of the stock compensation expense you expect to recognize for these equity instruments in 2020.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 205, 215, and F-52 of the Amendment No. 3 Registration Statement in response to the Staff’s comment.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Owen Hughes, Cullinan Management, Inc.

Jeffrey Trigilio, Cullinan Management, Inc.

Mitchell Bloom, Goodwin Procter LLP

Danielle Lauzon, Goodwin Procter LLP